Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT ACQUIRES
ADDITIONAL UNITS IN ACADIAN TIMBER INCOME FUND

Toronto CANADA, September 26, 2007 – Brookfield Asset Management Inc. (NYSE/TSX: BAM) today announced that it has acquired 2,600,000 units of Acadian Timber Income Fund (“Acadian”) (TSX: ADN.UN) through a wholly-owned affiliate. This acquisition brings the total number of units beneficially owned by Brookfield to 7,513,262 on a fully-diluted basis, which represents 45.3% of the outstanding units of Acadian.

The purchases were made through the facilities of the Toronto Stock Exchange and the shares were acquired for investment purposes.

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About Brookfield Asset Management
Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$75 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact

For additional information, please contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
(416) 956-5189
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “anticipated,”  “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.